Thomson Reuters Corporation

19 Duncan Street

Toronto, Ontario M5H 3H1

Canada

Tel (647) 480-7000

March 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Notice of disclosure filed in Annual Report on Form 40-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, notice is hereby provided that Thomson Reuters Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 40-F for the fiscal year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on March 5, 2026.

Sincerely,

Thomson Reuters Corporation

By:	/s/ Jennifer Ruddick
Name: Jennifer Ruddick
Title: Deputy Company Secretary